

September 12, 2013

Via E-mail
Frank B. Wyatt, II
Senior Vice President, General Counsel and Secretary
CommScope Holding Company, Inc.
1100 CommScope Place, SE
Hickory, NC 28602

> **Re:** **CommScope Holding Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 4, 2013**
> **File No. 333-190354**

Dear Mr. Wyatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. Per comment 6 from our comment letter dated August 28, 2013, please balance and shorten your summary disclosure and avoid drafting it as a marketing document. For example, please remove the following subsections from your prospectus summary as they are more appropriate for disclosure in the Business section where they can be discussed in more detail with more context: "Our History of Value Creation" on page 2 and "Our Vision and Strategy" on page 6. Furthermore, shorten the information about your market by collapsing information under "Industry Background" on pages 3 and 4 and avoid repetition between the subsections "Our Business" on page 1 and "Competitive Strengths" on page 5. These are just examples.

Use of Proceeds, page 9

2. Please revise your disclosure to quantify the amount of the proceeds that you intend to use to redeem a portion of your 2019 Notes. In addition, please clarify whether you intend to use all of the proceeds for this purpose.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

3. We note your response to comment 15 from our letter dated August 28, 2013; however, your revised disclosure does not specify the restructuring activities you have undertaken over the past several years to lower your costs. For example, we note your disclosure on page 25 that you have taken actions to realign and lower your cost structure, improve capacity utilization and complete integration efforts related to the Andrew acquisition, including closing manufacturing facilities in Omaha, Nebraska and Newton, North Carolina. Please provide detailed information here regarding (i) the facilities that you have closed, (ii) the territories where you have transferred operations and (iii) the impact of headcount reductions, if any, on specific segments.

Enterprise Segment, page 52

4. We note your disclosure regarding your Redwood acquisition. Please disclose the aggregate purchase price for this acquisition. In addition, please consider adding disclosure regarding this acquisition to your overview section.

Equity-based compensation expense, page 56

5. We note your response to comment 17 and reissue a portion of that comment. Please revise the table to disclose the fair value of the underlying stock for grants in the latest fiscal year and interim period.

Nonqualified Deferred Compensation for 2012, page 115

6. We note your response to comment 25 from our letter dated August 28, 2013; however, it is still unclear how you calculate payments under your SERP. Please provide a table that shows how the SERP payment for each named executive officer was calculated.

Revenue Recognition, page F-30

7. We note your response to comment 27. Please clarify to what extent your additional disclosure pertains to your revenue recognition policies for sales to your value-added resellers, system integrators, and distributors if material.

<u>4. Goodwill and Other Intangible Assets, page F- 38</u>

8. We note your response to comment 29. Please expand your disclosure to describe the nature of the Customer base. Please tell us how you have identified and monitor your Customer base and how you have satisfied either the separability criterion or the contractual-legal criterion of ASC 805-20-25-10.

9. Please also expand the disclosures in the critical accounting policies and estimates section at page 51 to describe in more detail the historical data and other factors you considered in determining the estimated useful lives of the Customer base as referred to in your response to comment 29. The disclosure should provide a robust discussion of the uncertainties attributed to each of the significant assumptions and estimates. Also consider disclosing the range of estimated useful lives and quantifying the carrying amount of each significant class or type of customer. Please refer to section V of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director